As filed with the Securities and Exchange Commission on December 22, 2003

Registration No. 333-109331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE MILLS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	52-1802283
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1300 Wilson Boulevard, Suite 400

Arlington, Virginia 22209

(703) 526-5000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Thomas E. Frost

Executive Vice President, Secretary and General Counsel

The Mills Corporation

1300 Wilson Boulevard, Suite 400

Arlington, Virginia 22209

(703) 526-5000

(Name and address including zip code, and telephone number, including area code of agent for service)

Copy to:

Bruce W. Gilchrist

Hogan & Hartson L.L.P.

Columbia Square

555 Thirteenth Street, N.W.

Washington, D.C. 20004-1109

(202) 637-5600

Approximate date of commencement of proposed sale of the securities to the public:  From time to time after this Registration Statement becomes effective

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 22, 2003

PROSPECTUS

400,000 Shares

Series D Cumulative Redeemable Preferred Stock

This prospectus relates to the possible offer and sale of up to 400,000 shares of our Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share, of The Mills Corporation by certain holders. These holders will receive such shares of our Series D preferred stock if and to the extent that they transfer up to 400,000 Series D preferred units of limited partnership interests (the “Preferred Units”) in The Mills Limited Partnership to us in exchange for our Series D preferred stock. The Preferred Units are currently held by Ward W. Woods and Nebris Corporation, a Delaware corporation that is wholly owned by Ward W. Woods (collectively, the “Preferred Unitholders”). We are registering the Series D preferred stock being offered by this prospectus to provide the holders of such preferred stock with tradeable securities. The registration of such shares does not necessarily mean that any of the Preferred Units will be exchanged for our Series D preferred stock or that such shares of the Series D preferred stock will be offered or sold by the recipients thereof.

We will not receive any cash proceeds from the sale of the Series D preferred stock by the selling stockholders pursuant to this prospectus. We have agreed to pay all expenses of effecting the registration of the shares of Series D preferred stock offered herein (other than transfer taxes, if any, relating to the sale or disposition of the offered shares) under the Securities Act of 1933, as amended (the “Securities Act”).

Our Series D preferred stock is subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Material Federal Income Tax Considerations” on page 10 and “Restrictions on Ownership and Transfer” on page 30 of this prospectus for more information about these restrictions.

There is currently no trading market for our Series D preferred stock and there can be no assurance that one would develop. We will file an application to list the Series D preferred stock on the New York Stock Exchange (the “NYSE”) if and when certain listing requirements are satisfied but there can be no assurance that the NYSE will accept such application to list the Series D preferred stock.

We maintain our executive offices at 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209. Our telephone number is (703) 526-5000.

Investing in our Series D preferred stock involves risks. You should read carefully the risks described in the “ Risk Factors” section beginning on page 2 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2003.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” Information incorporated by reference with the SEC after the date of this prospectus, or information included in any prospectus supplement, may add, update or change information in this prospectus or any prospectus supplement. If information in such subsequent filings or prospectus supplements is inconsistent with this prospectus or any prospectus supplement, the information incorporated by reference or included in such subsequent prospectus supplement will supersede the information in this prospectus or any earlier prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

As used in this prospectus, the terms “Mills,” “company,” “we,” “our” or “us” means The Mills Corporation and its direct and indirect subsidiaries, including The Mills Limited Partnership, Management Associates Limited Partnership and MillsServices Corp. (“MSC”), which we consolidate for financial reporting purposes, unless the context indicates otherwise. As used in the section of this prospectus entitled “Material Federal Income Tax Considerations,” the terms “we,” “our,” and “us” refers solely to The Mills Corporation, except where the context indicates otherwise. As used in this prospectus, “Operating Partnership” refers to The Mills Limited Partnership.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus and the information incorporated by reference herein contain “forward-looking statements” for purposes of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on current expectations and are not guarantees of future performance.

Forward-looking statements, which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “would be” or “continue” or the negative thereof or other variations thereon or comparable terminology are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are:

•	the general economic climate,

•	the supply and demand for retail properties,

•	interest rate levels and fluctuations in the exchange rates between the U.S. dollar and foreign currencies in countries where we have investments,

•	the availability to us of financing for our development projects or acquisition activities,

•	risks associated with the development, acquisition and operation of retail properties, including risks that the development of the project may not be completed on schedule, that we may not be able to lease available space to tenants at favorable rental rates, that tenants will not take occupancy or pay rent in accordance with their leases, or that development or operating costs may be greater than anticipated, and

•	those risks described in, or incorporated by reference into, this prospectus.

We undertake no duty or obligation to publicly announce any revisions to, or updates of, these forward-looking statements that may result from future events or circumstances.

All references to “units” refer to all units of limited partnership interest of the Operating Partnership, including the Preferred Units. All references to “preferred stock” refer to all of our preferred stock, including our Series D preferred stock.

THE COMPANY

We conduct all of our business and own all of our properties through the Operating Partnership and its various subsidiaries. As of September 30, 2003, we owned a 1% interest as the sole general partner and a 72.79% interest as a limited partner in the Operating Partnership. We are a fully integrated, self-managed real estate investment trust (“REIT”) and provide all development, redevelopment, leasing, financing, management and marketing services to all but two of our properties. As of September 30, 2003, we wholly owned or had ownership interests in a portfolio of 14 super-regional centers, ten regional retail and entertainment-oriented centers, one international retail and entertainment center, three community shopping centers, and a portfolio of 19 single tenant properties subject to net leases that operate as CVS pharmacies.

We also own 100% of MSC, a taxable REIT subsidiary that has entered into agreements with all but two of our unconsolidated joint ventures to provide development, management, leasing and financial services to these joint venture entities. MSC owns 100% of Mills Enterprises, Inc., an entity that holds investments in certain retail joint ventures such as a 60% interest in FoodBrand L.L.C., a food and beverage entity that master leases, manages and operates food courts and restaurants.

We maintain our executive offices at 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209. Our telephone number is (703) 526-5000. We also maintain a web site at www.millscorp.com. The information on our web site is not, and you must not consider the information to be, a part of this prospectus.

RISK FACTORS

The ownership of our Series D preferred stock involves various risks. In addition to the risk factors included in our most recent annual report on Form 10-K filed with the SEC and the other documents incorporated by reference, you should consider carefully the following material risks in conjunction with the other information contained or incorporated by reference in this prospectus before making a decision to invest in our Series D preferred stock pursuant to this prospectus.

There is no trading market for Series D preferred stock; the market value of the Series D preferred stock could be substantially affected by various factors.

The Series D preferred stock is a new issue of securities with no established trading market. We intend to apply to list the Series D preferred stock on the NYSE if and when certain listing requirements are satisfied but there can be no assurance that the NYSE will accept such application to list the Series D preferred stock. In addition, an active trading market on the NYSE for the Series D preferred stock may not develop or last, in which case, the trading price of the stock could be adversely affected. If an active trading market does develop on the NYSE, the stock may trade at prices higher or lower than their initial offering price. The trading price of the stock would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

Our ability to pay dividends on the Series D preferred stock may be limited.

Because we conduct all of our operations through the Operating Partnership, our ability to pay dividends on the Series D preferred stock will depend almost entirely on payments and distributions received on our interests in the Operating Partnership. Additionally, the terms of some of the debt to which the Operating Partnership is a party limits its ability to make some types of payments and other distributions to us. This in turn limits our ability to make some types of payments, including payment of dividends on the Series D preferred stock, unless we meet certain financial tests or such payments or distributions are required to maintain our qualification as a REIT. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay dividends on the Series D preferred stock in one or more periods.

Recent changes in taxation of corporate dividends may adversely affect the value of our stock.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its stock, except for certain limited amounts. While the earnings of a REIT that are distributed to its shareholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause individual investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on the value of our Series D preferred stock in particular, either in terms of price or relative to other investments.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred dividends was 1.7x for the nine months ended September 30, 2003 and 1.7x, 1.3x, 1.8x, 1.7x and 2.1x for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively. For this purpose, earnings have been calculated by adding fixed charges (excluding capitalized interest) and dividends from equity investments to income before discontinued operations, cumulative effect of change in accounting principle and minority interest. Fixed charges consist of interest expense, loss on debt extinguishment, the amortization of capitalized debt issuance costs and capitalized interest costs. The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing our earnings by our fixed charges and preferred dividends.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Series D preferred stock to holders of the Preferred Units tendered for exchange, but will acquire the Preferred Units in exchange for shares of our Series D preferred stock we issue pursuant to this prospectus.

REGISTRATION RIGHTS

We have filed the registration statement of which this prospectus is a part pursuant to our obligations under a Registration Rights Agreement, dated as of March 26, 2003 (the “Registration Rights Agreement”), by and among us and the Preferred Unitholders. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement. A copy of the Registration Rights Agreement is an exhibit to the registration statement of which this prospectus is a part. Under the Registration Rights Agreement, we are obligated to use our reasonable efforts to keep the registration statement continuously effective so long as any Preferred Units remain outstanding.

SELLING STOCKHOLDERS

All of the 400,000 shares of our Series D preferred stock that may be offered by the selling stockholders pursuant to this prospectus represents shares of our Series D preferred stock that may be issued to the selling stockholders by us if and to the extent that such selling stockholders transfer up to 400,000 Preferred Units to us in exchange for our Series D preferred stock. We do not have outstanding any shares of our Series D preferred stock as of the date of this prospectus. The following table provides the name of each selling stockholder and the number of shares of our Series D preferred stock that may be offered pursuant to this prospectus as described above. Since each selling stockholder may sell all, some or none of the shares of our Series D preferred stock covered by this prospectus, no estimate can be made of the number of shares of our Series D preferred stock that will be sold by the selling stockholders or that will be owned by the selling stockholders upon completion of the offering.

Selling Stockholders	Numbers of Shares of Series D Preferred Stock Offered Hereby
Ward W. Woods	80,000
Nebris Corporation(1)	320,000

(1)	Nebris Corporation is wholly owned by Mr. Ward Woods.

DESCRIPTION OF SERIES D PREFERRED STOCK

The following description of the material terms and provisions of the Series D preferred stock that we may issue upon exchange of your Preferred Units is only a summary and is qualified in its entirety by reference to our certificate of incorporation and the certificate of designations creating the Series D preferred stock, each of which is incorporated by reference in this prospectus.

General

Our certificate of incorporation authorizes our board of directors to issue up to 20,000,000 shares of our preferred stock, par value $.01 per share. As of September 30, 2003, we had outstanding 750,000 shares of Series A cumulative convertible preferred stock, 4,300,000 shares of Series B cumulative redeemable preferred stock, 3,500,000 shares of Series C cumulative redeemable preferred stock, and 6,440,000 shares of our Series E cumulative redeemable preferred stock.

Subject to the limitations prescribed by our certificate of incorporation, our board of directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our stockholders. The Series D preferred stock is a series of preferred stock. When issued, the shares of Series D preferred stock will be validly issued, fully paid and non-assessable.

Rank

The Series D preferred stock shall rank, with respect to rights to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, (a) senior to our common stock and to any other class or series of our capital stock other than any class or series referred to in clauses (b) and (c) of this sentence, (b) on a parity with our outstanding Series B preferred stock, Series C preferred stock, Series E preferred stock and any other class or series of our capital stock, the terms of which specifically provide that such class or series of capital stock ranks on a parity with the Series D preferred stock as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, and (c) junior to our outstanding Series A convertible preferred stock and any other class or series of our capital stock, the terms of which specifically provide that such class or series ranks senior to the Series D preferred stock as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up. For these purposes, our debt securities that are convertible into or exchangeable for shares of our capital stock or any other debt securities of ours shall not constitute a class or series of our capital stock.

Dividends

Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series D preferred stock as to dividends, the holders of our Series D preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for the payment of dividends, cumulative cash dividends at the rate of 8.75% per annum of the $25.00 per share liquidation preference (equivalent to $2.1875 per share per annum). These dividends shall accrue and be cumulative from the date of the original issuance by the Company of the shares of Series D preferred stock and will be payable quarterly in arrears on the first day of February, May, August and November of each year or, if not a business day, the next succeeding business day, without any additional interest or adjustment for any such delay. A dividend payable on the Series D preferred stock for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stockholder records at the close of business on the applicable record date, which will be such date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days before the dividend payment date.

We will not declare dividends on the Series D preferred stock, or pay or set apart for payment dividends on the Series D preferred stock at any time if the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits the declaration, payment or setting apart for payment or provides that the declaration, payment or setting apart for payment would constitute a breach of or a default under the agreement, or if the declaration or payment is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series D preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Except as described in the next paragraph, we will not declare or pay or set aside for payment dividends, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock, or shares of any other class or series of our capital stock ranking, as to dividends, on a parity with or junior to the Series D preferred stock (other than a dividend paid in shares of common stock or in shares of any other class or series of capital stock ranking junior to the Series D preferred stock as to dividends and upon liquidation) for any period, nor will we redeem, purchase or otherwise acquire for consideration, or make any other distribution of cash or other property, directly or indirectly, or pay or make available any monies for a sinking fund for the redemption of any common stock, or on any other capital stock ranking junior to or on a parity with the Series D preferred stock as to dividends or upon liquidation (except by conversion into or exchange for other shares of capital stock ranking junior to the Series D preferred stock as to dividends and upon liquidation, and except in accordance with certain provisions of the certificate of incorporation, under which Series D preferred stock owned by a stockholder in excess of the ownership limit discussed under “Restrictions on Ownership and Transfer” will be transferred to a trust and may be purchased by us under certain circumstances) unless full cumulative dividends on the Series D preferred stock for all past dividend periods and the then current dividend period have been or contemporaneously are (a) declared and paid in cash or (b) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series D preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series D preferred stock, we will declare any dividends upon the Series D preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series D preferred stock proportionately so that the amount of dividends declared per share of Series D preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series D preferred stock and such other series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other series of preferred stock for prior dividend periods if such other series of preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series D preferred stock which may be in arrears.

Holders of shares of Series D preferred stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series D preferred stock as described above. Any dividend payment made on the Series D preferred stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares that remain payable. Accrued but unpaid dividends on the Series D preferred stock will accumulate as of the due date for the dividend payment on which they first become payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of shares of Series D preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our capital stock ranking junior to the Series D preferred stock as to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D preferred stock and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with the Series D preferred stock in the distribution of assets, then the holders of the Series D preferred stock and all other classes or series of capital stock ranking on a parity with the Series D preferred stock will share proportionately in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series D preferred stock will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D preferred stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding-up.

Redemption

Shares of Series D preferred stock are not redeemable before March 26, 2008. However, to ensure that we remain qualified as a REIT for federal income tax purposes, the Series D preferred stock will be subject to provisions of our certificate of incorporation, under which Series D preferred stock owned by a stockholder in excess of the ownership limit discussed below under “Restrictions on Ownership and Transfer” will be transferred to a trust and may be purchased by us under certain circumstances. On or after March 26, 2008, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series D preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share plus all accrued and unpaid dividends (except as provided below), if any (whether or not declared) to the date fixed for redemption, without interest. If we redeem fewer than all of the outstanding shares of Series D preferred stock, the shares of Series D preferred stock to be redeemed will be redeemed proportionately (as nearly as may be practicable without creating fractional shares) or by lot or by any other equitable method as we may determine. Holders of Series D preferred stock to be redeemed will surrender the preferred stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the preferred stock. If (a) we have given notice of redemption of any shares of Series D preferred stock, (b) we have irrevocably set aside the funds necessary for the redemption (and, if the redemption date falls after a record date and prior to the corresponding date on which a dividend is scheduled to be paid, we have irrevocably set aside the amount of cash necessary to pay the dividends payable on the date such dividends are to be paid in respect of the shares of Series D preferred stock) in trust for the benefit of the holders of any shares of Series D preferred stock so called for redemption, and (c) we have given irrevocable instructions to pay such redemption price, and if applicable, such dividends, then from and after the redemption date dividends will cease to accrue on such shares of Series D preferred stock, the shares of Series D preferred stock will no longer be deemed outstanding and all rights of the holders of the shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption, without interest. The redemption provisions of the Series D preferred stock do not in any way limit or restrict our right or ability to purchase, from time to time either at a public or a private sale, all or any part of the Series D preferred stock at such price or prices as we may determine, subject to the provisions of applicable law.

Unless we have declared and paid in cash, or we are contemporaneously declaring and paying, or we have declared and set aside a sum sufficient for the payment of, the full cumulative dividends on all Series D preferred stock for all past dividend periods and the then current dividend period, we may not redeem any Series D preferred stock unless we simultaneously redeem all outstanding shares of Series D preferred stock and we will not purchase or otherwise acquire directly or indirectly any shares of Series D preferred stock except by exchange for shares of capital stock ranking junior to the Series D preferred stock as to dividends and amounts upon liquidation; except that we may purchase shares of Series D preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D preferred stock or, subject to certain provisions of our certificate of incorporation, we may, under certain circumstances, purchase shares of Series D preferred stock owned by a stockholder in excess of the ownership limit.

We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the shares of Series D preferred stock to be redeemed at their respective addresses as they appear on our share transfer records. No failure to give such notice or any defect in the notice or in the mailing thereof will affect the sufficiency of notice or validity of the proceedings for the redemption of any Series D preferred stock except as to a holder to whom notice was defective or not given. A redemption notice will be conclusively presumed to have been duly given on the date mailed whether or not the holder actually received the redemption notice. Each notice will state (a) the redemption date; (b) the redemption price; (c) the number of shares of Series D preferred stock to be redeemed; (d) the place or places where certificates for shares of Series D preferred stock are to be surrendered for payment of the redemption price; and (e) that dividends on the Series D preferred stock to be redeemed will cease to accrue on the redemption date. If we redeem fewer than all of the shares of Series D preferred stock held by any holder, the notice mailed to such holder will also specify the number of shares of Series D preferred stock held by such holder to be redeemed.

If a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, each holder of Series D preferred stock at the close of business of such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before that dividend payment date. Except as described above and except to the extent the redemption price includes all accrued and unpaid dividends, we shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series D preferred stock for which a notice of redemption has been given.

The shares of the Series D preferred stock that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of Series D preferred stock.

The Series D preferred stock will have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, to ensure that we remain qualified as a REIT for federal income tax purposes, the Series D preferred stock will be subject to provisions of our certificate of incorporation, under which Series D preferred stock owned by a stockholder in excess of the ownership limit discussed below under “Restrictions on Ownership and Transfer” will be transferred to a trust and may be purchased by us under certain circumstances.

Voting Rights

Holders of the Series D preferred stock will not have any voting rights, except as provided by applicable law and as described below.

Whenever dividends on any shares of Series D preferred stock are in arrears for six or more consecutive or non-consecutive quarterly periods, a preferred dividend default will exist, and the holders of the Series D preferred stock (voting separately as a class with all other series of our parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on the Series D preferred stock and all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable have been fully paid or declared and a sum sufficient has been set aside to pay them. Upon such election, the number of members of our entire board of directors will be increased by two directors. If and when all accumulated dividends and the accrued dividend for the then current dividend period shall have been paid on such Series D preferred stock and all series of preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional directors so elected will automatically terminate and the number of members of our board of directors shall be reduced accordingly. So long as a preferred dividend default continues, any vacancy in the office of additional directors elected pursuant to these provisions may be filled by written consent of the director elected as described in this paragraph who remains in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series D preferred stock when they have the voting rights described above (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable). Each of the directors elected as described in this paragraph will be entitled to one vote on any matter.

So long as any shares of Series D preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of two-thirds of the shares of Series D preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (with the Series D preferred stock voting separately as a class): (a) authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to the Series D preferred stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized shares into capital stock of that kind, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (b) amend, alter or repeal the provisions of our certificate of incorporation or certificate of designations, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series D preferred stock or its holders; except that with respect to the occurrence of any of the events described in (b) above, so long as the Series D preferred stock remains outstanding with the terms of the Series D preferred stock materially unchanged, taking into account that, upon the occurrence of an event described in (b) above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series D preferred stock and except that (i) any increase in amount of the authorized Series D preferred stock or the creation or issuance of any other series of preferred stock or (ii) any increase in the number of authorized shares of Series D preferred stock or any other series of preferred stock, in each case ranking on a parity with or junior to the Series D preferred stock of such series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding shares of Series D preferred stock are redeemed or called for redemption upon proper notice and we deposit sufficient funds, in cash, in trust to effect the redemption.

In any matter in which the Series D preferred stock may vote (as expressly provided in the certificate of designations or as may be required by law), each share of Series D preferred stock shall be entitled to one vote, except that when any other series of our preferred stock shall have the right to vote with the Series D preferred stock as a single class on any matter, the Series D preferred stock and such other series shall have with respect to such matters one vote per each $25.00 of stated liquidation preference.

Conversion

The shares of Series D preferred stock are not convertible into or exchangeable for any of our other property or securities.

Restrictions on Ownership and Transfer

As discussed below under “Restrictions on Ownership and Transfer,” for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), the transfer of our capital stock, which includes the Series D preferred stock, is restricted and not more than 50% in value of our outstanding capital stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of any taxable year. As a result, our certificate of incorporation provides that no person or persons acting as a group may own, or be deemed to own by virtue of the attribution rules of the Code, subject to limited exceptions, more than the “ownership limit” on our outstanding capital stock, which our board of directors has currently established as 9.225% of the value of our outstanding capital stock.

Form

The Series D preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances.

Transfer Agent

The transfer agent, registrar and dividend disbursing agent for the Series D preferred stock will be EquiServe Trust Company, N.A.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material federal income tax considerations relating to our taxation as a REIT, and the ownership and disposition of our preferred stock. Because this is a summary that is intended to address only material federal income tax considerations relating to the ownership and disposition of our preferred stock, it may not contain all the information that may be important to a prospective stockholder. As you review this discussion, you should keep in mind that:

•	the tax considerations for you as a prospective stockholder may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to a prospective stockholder if, for example, the prospective stockholder is:

•	a tax-exempt organization,

•	a broker-dealer,

•	a non-U.S. person,

•	a trust, estate, regulated investment company, real estate investment trust, financial institution, insurance company or S corporation,

•	subject to the alternative minimum tax provisions of the Code,

•	holding the stock as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

•	holding the stock through a partnership or similar pass-through entity,

•	a person with a “functional currency” other than the U.S. dollar,

•	beneficially or constructively holding a 10% or more (by vote or value) beneficial interest in us,

•	a U.S. expatriate, or

•	otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors that hold the stock as a “capital asset,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

The information in this section is based on the Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions. The reference to Internal Revenue Service interpretations and practices includes Internal Revenue Service practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the Internal Revenue Service concerning our qualification as a REIT generally. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the Internal Revenue Service or the courts, will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

Each prospective stockholder is advised to consult with such stockholder’s own tax advisor to determine the impact of such stockholder’s personal tax situation on the anticipated tax consequences of the ownership and sale of our preferred stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our preferred stock, and the potential changes in applicable tax laws.

Taxation of the Company as a REIT

The sections of the Code and the corresponding regulations that govern the federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

General. We have elected to be taxed as a REIT under Sections 856 through 859 of the Code, commencing with our short taxable year ended December 31, 1994. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. We believe that we have been organized and have operated in a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to be organized and to operate in such a manner. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or, in some cases, quarterly) operating results, various requirements under the Code, as described in this prospectus, with regard to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our stock. While we believe we have operated, and intend to continue to operate, so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we have satisfied such requirements or will continue to do so. For a discussion of the tax consequences of the failure to qualify as a REIT, see “—Taxation of the Company as a REIT—Failure to Qualify.”

In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we distribute currently to stockholders. Stockholders generally will be subject to taxation on dividends that they receive (other than dividends designated as capital gain dividends or “qualified dividend income”) at rates applicable to ordinary income instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its stockholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular (non-REIT C corporation). Regular corporations generally are subject to federal corporate income taxation on their income, and stockholders of regular corporations are subject to tax on any dividends that are received. Currently, however, stockholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates, and stockholders of regular corporations who are taxed at regular corporate rates receive the benefit of a dividends received deduction that substantially reduced the effective rate that they pay on such dividends. Accordingly, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a regular corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax either at capital gains rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

While we generally are not subject to corporate income taxes on income that we distribute currently to stockholders, we will be subject to federal income tax as follows.

1.	We will be taxed at regular corporate rates on any “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2.	Under some circumstances, we (or our stockholders) may be subject to the “alternative minimum tax” due to our items of tax preference and alternative minimum tax adjustments.

3.	If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

4.	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

5.	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

6.	We will be subject to a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the excess of the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from prior taxable years,

over excess distributions made with respect to prior years.

7.	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, will be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the U.S. stockholder in our preferred stock.

8.	We will be subject to a 100% penalty tax on amounts received by us (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements among us, our tenants and/or a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

9.	If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we will be liable for corporate income tax, at the highest applicable corporate rate, on the “built-in gain” with respect to those assets at the time we acquired them if we disposed of those assets within 10 years after we acquired them (provided no election is made for the transaction to be currently taxable). To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. If we are subject to taxation on our REIT taxable income or are subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis from a C corporation, a portion of the dividends we pay to our stockholders who are taxed as individuals during the following year may be subject to tax at reduced capital gains rates rather than at ordinary income rates. See “Taxation of Taxable Domestic Stockholders –Qualified Dividend Income.”

Furthermore, notwithstanding our status as a REIT, we may also have to pay (a) certain state and local income taxes, because not all states and localities treat REITs the same as they are treated for federal income tax purposes, and (b) certain foreign taxes to the extent that we own assets or conduct operations in foreign jurisdictions. Moreover, each of our taxable REIT subsidiaries (as further described below) is subject to corporate income tax on its net income.

Requirements for Qualification As a REIT. The Code defines a REIT as a corporation, trust or association—

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules);

(7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked; and

(8) that meets other tests, described below, regarding the nature of its income and assets.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under the Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that we have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of shares of our stock that are intended to assist us in continuing to satisfy the stock ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT(except as described in the next succeeding paragraph).

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our stock requesting information regarding the actual ownership of the stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

In addition, we must satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is an entity that is taxable as a C corporation in which we directly or indirectly own stock and that elects jointly with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. To the extent that our taxable REIT subsidiaries are required to pay taxes, we will have less cash available for distribution to our stockholders. If dividends are paid by one or more of our taxable REIT subsidiaries to us, then a portion of the dividends from us to our stockholders who are taxed at individual rates, will generally be eligible to be subject to tax at reduced capital gains rates rather than at ordinary income rates. See “Taxation of Taxable Domestic Stockholders – Qualified Dividend Income.”

The income and assets of a taxable REIT subsidiary are not attributable to a REIT. Moreover, certain services that generally cannot be performed by parties related to the REIT may be performed by a taxable REIT subsidiary without affecting our status as a REIT. However, certain restrictions are imposed on taxable REIT subsidiaries to ensure that such entities will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary’s adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that later year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm’s length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. Our taxable REIT subsidiaries will make substantial interest and other payments to us. We believe that all transactions between us and our taxable REIT subsidiaries will be entered into at arm’s length. There can be no assurance, however, that the limitation on interest deductions applicable to taxable REIT subsidiaries will not apply to the interest payments made to us by our taxable REIT subsidiaries, resulting in an increase in the corporate tax liability of each such subsidiary. Moreover, there can be no assurance that the terms establishing the payments made by the taxable REIT subsidiary to us will not result in the imposition of the 100% excise tax to a portion of any such payment. Our taxable REIT subsidiaries include MSC and a number of its subsidiaries.

Qualified REIT Subsidiaries. If a REIT owns a subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded from the REIT for federal income tax purposes.

Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary is not subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Income Tests. To qualify as a REIT, we must satisfy two gross income tests, which are applied on an annual basis. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from some types of temporary investments. Income from investments relating to real property or mortgages on real property includes “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (a) dividends, (b) interest, (c) payments under certain qualifying interest rate hedging instruments and (d) gain from the sale or disposition of stock, securities, or certain qualifying hedging instruments.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received by us from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we may provide directly only an insignificant amount of services, unless the services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a taxable REIT subsidiary), without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the services will not “taint” the income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income itself will not qualify as rents from real property.

The Operating Partnership provides certain services with respect to our properties. Based upon our experience with retail shopping centers in the markets in which our properties are located, we believe that all services provided to tenants by us (other than those the income from which meets the 1% “de minimis” services exception described above, those provided by an independent contractor or those provided by a taxable REIT subsidiary) should be considered permissible services, although there can be no assurance that the Internal Revenue Service will not contend otherwise.

The Operating Partnership also may receive certain types of income with respect to the properties it owns that will not qualify for the 75% or 95% gross income tests. For example, a portion of any development and management fees paid to the Operating Partnership with respect to properties in which the Operating Partnership owns less than 100% of the ownership interests will not qualify under either of the 75% or 95% gross income tests, nor will any payments that we receive pursuant to “sponsorship” or “naming rights” agreements. We also derive some rental income from affiliated entities that will be considered “related party rent,” as well as some rent that is considered attributable to personal property, neither of which qualifies under the 75% or 95% gross income tests. In addition, dividends and interest paid to the Operating Partnership by our taxable REIT subsidiaries, including MSC, will not qualify under the 75% gross income test. We believe, however, that the aggregate amount of non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

In connection with the performance of our management and leasing activities, we regularly undertake a wide range of marketing and promotional activities that are intended to promote and benefit an entire mall operation through increasing consumer spending and thereby increasing the rents that we derive from our tenants. The Internal Revenue Service, in a number of private letter rulings issued to other REITs, has approved specific advertising and promotional activities undertaken by a REIT that owns a retail shopping center where such marketing activities are intended primarily to increase overall spending at the centers, and therefore the REIT’s revenues from tenants, rather than to benefit a specific tenant. Some of the advertising and promotional activities undertaken by us are substantially similar to those approved by the Internal Revenue Service in these private letter rulings. However, in view of the relatively unique nature of our properties, some of our advertising and promotional activities are different from and more extensive than those addressed specifically by the Internal Revenue Service to date in private letter rulings.

We believe that all of our advertising and promotional activities, whether focused on only the mall itself or on specific stores at the mall, have as their primary purpose encouraging increased spending throughout the mall and thereby increasing our overall revenues through increased rents (which are typically based upon a percentage of sales), which is the basic premise upon which the Internal Revenue Service has concluded that a REIT owning retail properties can engage in advertising and promotional activities generally. Accordingly, we believe that all of our management and leasing activities, including the marketing and promotional activities, to the extent that they might be considered a service to tenants, should be considered “usually or customarily rendered” in connection with the rental of space for occupancy. We also believe that, with regard to taxable years beginning after December 31, 1997, these advertising and promotional activities would fall within the 1% “de minimis” services exception even if the activities did not meet the “usual or customary” standard. No assurance can be given, however, that the Internal Revenue Service will not challenge our position with respect to certain activities performed by us, or that such a challenge would not be successful. A successful challenge by the Internal Revenue Service could result in our failure to satisfy the gross income tests for the taxable years during which we engaged in such activities, and, therefore, in our failure to qualify as a REIT for such years. However, under certain circumstances, we may not fail to qualify as a REIT but rather would be subject to a tax imposed with respect to our “excess net income,” as described below.

We do not believe, after consultation with our professional advisors, that there will be a material adverse effect on our business operations or our ability to qualify as a REIT as a result of our performance of our marketing and promotional activities. Nevertheless, to remove any ambiguity with respect to such activities, we require certain marketing and promotional activities to be performed by independent contractors that are adequately compensated and from which we receive no income, or by a taxable REIT subsidiary. If we contemplate providing services to tenants that may reasonably be expected not to meet the “usual or customary” standard or to fall within the 1% “de minimis” services exception, we will arrange to have such services performed by an independent contractor or a taxable REIT subsidiary.

To limit the non-qualifying income that we receive, MSC or its subsidiaries provide management and development services to many of the properties in which the Operating Partnership owns less than a 100% interest, and they invest in entities that are tenants of ours. MSC is wholly owned by the Operating Partnership. Our share of any dividend or interest received from MSC or any other taxable REIT subsidiary should qualify for purposes of the 95% test, but not for purposes of the 75% test. We do not anticipate that we will receive sufficient dividends and interest from MSC and any other taxable REIT subsidiaries to cause us to exceed the limit on non-qualifying income under the 75% test.

We inevitably will have some gross income from various sources, including the sources described herein, that fails to constitute qualifying income for purposes of one or both of the 75% or 95% gross income tests. Taking into account our actual and anticipated sources of non-qualifying income, however, we believe that our aggregate gross income from all sources has satisfied and will continue to satisfy the 75% and 95% gross income tests applicable to REITs for each of our taxable years as a REIT. Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we do not and do not intend to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

•	rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	directly perform services considered to be noncustomary or rendered to the occupant of the property.

We monitor the activities at our properties and believe that we have not provided services that will cause us to fail to meet the income tests. We intend to continue to monitor any services provided at, and the nonqualifying income arising from, each of our properties.

“Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

From time to time, we will enter into hedging transactions with respect to one or more of our assets or liabilities, including interest rate swap or cap agreements, options, futures contracts, or similar financial instruments. To the extent that such financial instruments are entered into to reduce the interest rate risk with respect to any indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic payments or gains from disposition are treated as qualifying income for purposes of the 95% gross income test. If, however, part or all of the indebtedness was incurred for other purposes, then part or all of the income would be nonqualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Our investments outside the United States can raise special issues for us. To the extent that we undertake those investments through a taxable REIT subsidiary, the interest and dividend income that we receive from the taxable REIT subsidiary, as well as gain recognized from the disposition of the subsidiary (including a liquidation of the subsidiary following a sale of the investment) would not qualify for purposes of the 75% gross income test (although it should qualify for purposes of the 95% gross income test, subject to the limitations discussed previously). If we make such investments directly, rather than through a taxable REIT subsidiary, then, in addition to the other considerations discussed above, any income recognized from hedges entered into to limit risks to us with respect to changes in foreign exchange rates (as well as any gains recognized with respect to changes in foreign exchange rates) will not qualify for purposes of either the 75% gross income test or the 95% gross income test. Moreover, we will treat any foreign currency exchange gain as non-qualifying income for purposes of the income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if: (a) our failure to meet the tests is due to reasonable cause and not due to willful neglect, (b) we attach a schedule of the sources of our income to our federal income tax return, and (c) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the Internal Revenue Service could conclude that the failure to satisfy the test was not due to reasonable cause. If we fail to satisfy the 75% or 95% gross income test and these relief provisions do not apply, we will fail to qualify as a REIT. Even if these relief provisions applied, we would be subject to a penalty tax based on the amount of our non-qualifying income.

Asset Tests. At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

(1) At least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items, and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by the partnerships in which we own an interest, and the non-corporate subsidiaries of these partnerships, as well as shares of other REITs, and stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long-term debt.

(2) Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

(3) Except for securities described in (1) above and securities in taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

(4) Except for securities described in (1) above and securities in taxable REIT subsidiaries, we may not own more than 10% of any one issuer’s outstanding voting securities.

(5) Except for securities described in (1) above and securities in taxable REIT subsidiaries, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below.

(6) Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Until August 2001, the Operating Partnership owned 99% of the non-voting preferred stock and 5% of the voting stock of MSC. In addition, the Operating Partnership owns a note issued by MSC. In August 2001, the Operating Partnership acquired 100% of the outstanding non-voting preferred stock and voting stock of MSC that it did not already own. By virtue of our ownership of units in the Operating Partnership, we are considered to own our pro rata share of both the stock and note of MSC owned by the Operating Partnership. While MSC has made an election to be treated as a taxable REIT subsidiary effective as of January 1, 2001, there can be no assurance for prior periods that the Internal Revenue Service might not contend either (a) that the value of the securities of MSC held by us through the Operating Partnership exceeded the 5% value limitation, (b) that the non-voting stock of MSC owned by the Operating Partnership should be considered “voting stock” for purposes of the assets tests, or (c) that any notes issued by MSC to the Operating Partnership should be considered “voting stock” for purposes of the asset tests. We believe that we owned less than 10% of the voting securities of MSC for all periods before January 1, 2001. We cannot ensure, however, that the Internal Revenue Service will not contend, or be unsuccessful if it did contend, that our ownership of voting stock exceeded the 10% limitation on the ownership of those assets during those periods.

We believe that our share of the aggregate value of the securities of MSC, together with all other assets that do not qualify for purposes of the 75% test, including securities in other taxable REIT subsidiaries, does not exceed 25% of the total value of our assets. In addition, we believe that the combined value of our share of the securities of all of our taxable REIT subsidiaries, including MSC, does not exceed 20% of the total value of our assets. We cannot ensure, however, that the Internal Revenue Service will not contend, or be unsuccessful if it did contend, that the aggregate value of such securities when taken together exceeds the 20% value limitation for taxable REIT subsidiaries.

Securities, for purposes of the asset tests, may include debt we hold from other issuers. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities meet the “straight debt” safe harbor and either (a) the issuer is an individual, (b) the only securities of the issuer that we hold are straight debt or (c) if the issuer is a partnership, we hold at least a 20% profits interest in the partnership. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including unsecured debt but excluding any equity interest in a partnership, of any such issuer does not exceed 5% of the total value of our assets, and that we comply with the 10% voting securities limitation and 10% value limitation (taking into account the “straight debt” exception with respect to certain issuers). With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determinations.

After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. Each time a unitholder other than us exercises its right to redeem units, our interest in the Operating Partnership increases, and we are deemed to acquire securities held by the Operating Partnership. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful or will not require a reduction in the Operating Partnership’s overall interest in the taxable REIT subsidiaries that conduct the property service businesses. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

Annual Distribution Requirements. To qualify as a REIT, we generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to:

•	the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of our net income after tax, if any, from foreclosure property, minus

•	the sum of certain items of noncash income.

Distributions must generally be made during the taxable year to which they relate. Dividends may be paid during the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. Second, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

Furthermore, we will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet these requirements. In that event, we may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to permit the payments of required dividends.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements. We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines.

Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be required and, if made, will not be deductible by us. As a result, our failure to qualify as a REIT would significantly reduce both the cash available for distribution by us to our stockholders and our earnings. In addition, all our of distributions to our stockholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that stockholders taxed as individuals currently would be taxed on those dividends at capital gains rates and corporate stockholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief. In addition to these consequences, if we fail to qualify as a REIT, the holders of our Series A preferred stock will have the right to require us to repurchase such stock.

Tax Aspects of Our Investments in the Operating Partnership and the Taxable REIT Subsidiaries

General. Substantially all of our investments are held through the Operating Partnership. The Operating Partnership holds a significant portion of its real estate properties through subsidiary partnerships and limited liability companies. The Operating Partnership also carries out activities through Management Associates Limited Partnership and various subsidiary partnerships and limited liability companies. This structure may involve special tax considerations. These tax considerations include the following:

•	the allocations of income and expense items of the Operating Partnership and the subsidiary partnerships and limited liability companies, which could affect the computation of our taxable income;

•	the status of the Operating Partnership and each applicable subsidiary partnership and limited liability company as a partnership or an entity that is disregarded for income tax purposes (as opposed to an association taxable as a corporation); and

•	the taking of actions by the Operating Partnership or any of the subsidiary partnerships or limited liability companies that could adversely affect our qualification as a REIT.

The entire discussion of our tax treatment and the federal income tax consequences of the ownership of our stock is based on the assumption that the Operating Partnership and all of its subsidiaries (other than our taxable REIT subsidiaries and their subsidiaries) are classified as partnerships or disregarded as separate entities for federal income tax purposes. Pursuant to regulations under Section 7701 of the Code, a partnership will be treated as a partnership for federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a “publicly traded partnership.” Neither the Operating Partnership nor any of its non-

corporate subsidiaries that is not a taxable REIT subsidiary has elected or will elect to be treated as a corporation. Therefore, subject to the disclosure below, the Operating Partnership and each such subsidiary will be treated as a partnership for federal income tax purposes (or, if such an entity has only one partner or member, disregarded entirely for federal income tax purposes).

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for federal income tax purposes if it is a “publicly traded partnership,” and it does not derive at least 90% of its income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (a) the interests in which are traded on an established securities market or (b) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” Interests in the Operating Partnership will not be traded on an established securities market. There is a significant risk, however, that the interests in the Operating Partnership could be considered readily tradable on the substantial equivalent of a secondary market. Treasury regulations under Section 7704 of the Code set forth certain “safe harbors” under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 (the “Safe Harbors”). Although the Partnership Agreement includes certain provisions intended to prevent the units from being treated as readily tradable, there can be no assurance that such measures would be effective. In that event, the Operating Partnership could be treated as a “publicly traded partnership,” but even then it would only be taxable as a corporation if less than 90% of its gross income were to constitute “qualifying income.” For purposes of determining whether the “qualifying income” exception is satisfied, the income requirements generally applicable to REITs and the definition of “qualifying income” under Section 7704 of the Code are similar in most key respects. There is one significant difference, however. For a REIT, rent from a tenant does not qualify as “rents from real property” if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant (subject to an exception for rents from a tenant that is a taxable REIT subsidiary). Under Section 7704 of the Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant. We believe that even if the Operating Partnership were treated as a publicly traded partnership, the Operating Partnership would meet the qualifying income exception and therefore maintain its classification as a partnership for federal income tax purposes.

If the Operating Partnership were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in the Operating Partnership would exceed 5% of our assets, and we would be considered to hold more than 10% of the voting securities (and 10% of the value of the outstanding securities) of another corporation. In this event, the value of our stock could be adversely affected.

Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of the Operating Partnership and of each subsidiary partnership and limited liability company of the Operating Partnership that is treated as a partnership for federal income tax purposes is treated as our assets and items of income for purposes of applying the asset and income tests. We have control over the Operating Partnership and substantially all of the subsidiaries of the Operating Partnership that are treated as partnerships for federal income tax purposes and intend to operate them in a manner that is consistent with the requirements for our qualification as a REIT.

Tax Allocations with Respect to Our Properties The Operating Partnership was formed by way of contributions of appreciated property at the time of its formation. In addition, it has acquired a number of properties by contribution since that time. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. This difference is referred to as a “book-tax difference.”

The Operating Partnership’s Partnership Agreement requires that all allocations of partnership income, gain, loss and deduction be made in a manner consistent with Section 704(c) of the Code and the applicable regulations. Therefore, these allocations will tend to eliminate the book-tax differences with respect to the contributed properties over the life of the Operating Partnership. However, the allocation rules of Section 704(c) of the Code may not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Consequently, the carryover basis of contributed properties held by the Operating Partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if no property had a book-tax difference. Similarly, the carryover basis of contributed properties held by the Operating Partnership could cause us to be allocated taxable gain in the event of a sale of contributed properties in excess of the economic or book income allocated to us as a result of such sale.

MSC. A portion of the amounts used by the Operating Partnership to fund distributions to partners, which in turn are used by us to fund distributions to holders of stock, comes from MSC and our other taxable REIT subsidiaries. Such amounts are derived through payments on notes issued by, and dividends from, our taxable REIT subsidiaries. Our taxable REIT subsidiaries do not qualify as REITs and therefore pay federal, state, local, and foreign income taxes on their net income at normal corporate rates. As a result of interest and other deductions, MSC does not pay significant income tax currently. There can be no assurance, however, that the Internal Revenue Service will not challenge these deductions. In any event, future increases in the income of MSC will be subject to income tax. To the extent that our taxable REIT subsidiaries pay such taxes, the cash available for distribution to stockholders is reduced accordingly. However, to the extent that our taxable REIT subsidiaries pay dividends to us in a particular calendar year, dividends received by our stockholders during that year attributable to those distributions will be eligible to be subject to taxation at reduced capital gains rates rather than at ordinary income rates. See “Taxation of Taxable Domestic Stockholders—Qualified Dividend Income.”

Furthermore, the taxable REIT subsidiary election with respect to certain of our subsidiaries, including MSC, could lead to increased tax liabilities for two reasons. First, there are limits on the ability of a taxable REIT subsidiary to deduct interest payments made to an affiliated REIT. Accordingly, each of MSC and our other taxable REIT subsidiaries will be limited in its ability to deduct interest payments on notes issued to the Operating Partnership. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid in an arm’s length transaction, the REIT generally will be subject to an excise tax equal to 100% of the excess. This rule generally will apply to amounts paid to the Operating Partnership by MSC and our other taxable REIT subsidiaries.

Our ownership of the securities of MSC and our other taxable REIT subsidiaries is currently subject to certain asset tests. These tests restrict the ability of MSC and our other taxable REIT subsidiaries to increase the size of their businesses unless the value of the assets of the Operating Partnership increases proportionately. See “—Taxation of the Company as a REIT—Asset Tests,” above.

Penalty Tax on Prohibited Transactions

Our share of any gain realized from the sale of any property held as inventory or otherwise primarily for sale to customers in the ordinary course of our trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership, through its subsidiary partnerships and limited liability companies, intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and leasing the properties and other retail properties and to make such occasional sales of the properties as are consistent with our investment objectives. Based upon such investment objectives, we believe that, in general, the properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. Nevertheless, the Internal Revenue Service could contend otherwise. In particular, we indirectly own parcels of land that are located adjacent to particular properties that are not necessarily required for use within the mall or community shopping center located at the property (referred to as “outparcels”). We may sell one or more of these outparcels from time to time. In addition, in connection with the development of a mall at a property, we occasionally may sell parcels of land within the mall (“anchor parcels”) to major anchor tenants who desire to own the land on which their facility is located. We believe that our sales of outparcels and anchor parcels should not result in the outparcels and anchor parcels being considered inventory or as held primarily for sale to customers in the ordinary course of our trade or business, but there is a risk that the Internal Revenue Service could contend otherwise, in which event the profit from such sales allocable to us would be subject to a 100% tax. If we determine that the anticipated level of activity with respect to the outparcels and/or anchor parcels would be sufficient to cause such sales to be subject to the 100% tax, we will hold and sell such parcels through a taxable REIT subsidiary. A taxable REIT subsidiary would be subject to a corporate level tax on its taxable income attributable to land sales, thereby reducing the amount of cash available for distribution by us.

Other Tax Consequences for Us and Our Stockholders

We and our stockholders are subject to state or local taxation in various state or local jurisdictions, including those in which the Operating Partnership or our stockholders transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed herein. Consequently, our prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

To the extent that we own assets or conduct operations in foreign jurisdictions, we may also be subject to some foreign taxes. Although federal income tax laws provide a credit for foreign income taxes paid by a U.S. taxpayer, those credits generally are not usable by us to the extent that we incur such foreign taxes directly or through an entity that does not pay U.S. income taxes.

Taxation of Taxable Domestic Stockholders

As used in the remainder of this discussion, the term “U.S. stockholder” means a beneficial owner of stock that is for United States federal income tax purposes:

•	a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

•	a corporation, or other entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

Generally, in the case of a partnership that holds our stock, any partner that would be a U.S. stockholder if it held the stock directly is also a U.S. stockholder. A “non-U.S. stockholder” is a holder, including any partner in a partnership that holds stock, that is not a U.S. stockholder.

Distributions. As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders out of current or accumulated earnings and profits, which are not designated as capital gain dividends or qualified dividend income, will be taken into account by them as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to the preferred stock and then to the common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted basis of the stockholder’s stock. Rather, such distributions will reduce the adjusted basis of such stock. To the extent that distributions exceed the adjusted basis of a U.S. stockholder’s stock, they will be taxable as capital gains, assuming the stock is a capital asset in the hands of the U.S. stockholder. If we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may elect to require stockholders to include our undistributed net capital gains in their income. If we make such an election, U.S. stockholders (a) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (b) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. stockholder will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

With respect to stockholders who are taxed at the rates applicable to individuals, we must classify portions of our designated capital gain dividend into the following categories:

•	a 15% gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 15%; or

•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

In addition, under a transitional rule applicable to taxable years including May 6, 2003, capital gain dividends attributable to sales or exchanges of property by us prior to May 6, 2003 that are not attributable to “unrecaptured Section 1250 gain” subject to a maximum rate of 25% will be subject to a maximum rate of taxation of 20% for non-corporate stockholders, rather than to the 15% maximum rate that is currently applicable.

We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code, as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. For example, if we elect to designate as capital gain dividends any portion (the “Capital Gains Amount”) of the total distributions (as determined for federal income tax purposes) paid or made available for a taxable year to holders of all classes of our stock (the “Total Distributions”), then the portion of the Capital Gains Amount that would be allocable to holders of a series of our preferred stock will be in the same portion that the Total Distributions paid or made available to the holders of such series of preferred stock for the year bears to the Total Distributions.

Recipients of capital gains dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income. With respect to stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that the stockholder has held the stock with respect to which the distribution is made for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a) the qualified dividend income received by us during such taxable year from non-REIT corporations (including our taxable REIT subsidiaries);

(b) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

(c) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT “C” corporation over the federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic C corporation (other than a REIT or a regulated investment company) or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. A foreign C corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income.

Other Tax Considerations. Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gain or income will be taxed at ordinary income tax rates. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses will be carried over by us for potential offset against future income, subject to applicable limitations.

Sale of Stock. Upon any taxable sale or other disposition of stock, a U.S. stockholder will recognize gain or loss for federal income tax purposes on the disposition of stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. stockholder’s adjusted basis in such stock for tax purposes.

Gain or loss will be capital gain or loss if the stock has been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. A U.S. stockholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for noncorporate stockholders) to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

In general, any loss upon a sale or exchange of securities by a U.S. stockholder who has held such securities for more than one year (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. stockholder that are required to be treated by such U.S. stockholder as long-term capital gains.

Redemption of Preferred Stock. The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred stock can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a holder of our preferred stock will recognize capital gain or loss measured by the difference between the amount received by the holder of such stock upon the redemption and such holder’s adjusted tax basis in the preferred stock redeemed (provided the preferred stock is held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our stock under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the preferred stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any series or class of the preferred stock being redeemed, but also such holder’s ownership of other classes of our stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder of our preferred stock also must take into account any such securities (including options) that are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the holder of preferred stock owns (actually or constructively) none of our voting stock, or owns an insubstantial amount of our voting stock, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of our preferred stock intending to rely on any of these tests at the time of redemption should consult its own tax advisor to determine their application to its particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred stock will be treated as a distribution on our stock as described under “—Taxation of Taxable Domestic Stockholders—Distributions.” If the redemption of a holder’s preferred stock is taxed as a dividend, the adjusted basis of such holder’s redeemed stock will be transferred to any other stock held by the holder. If the stockholder owns no other shares of our stock, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Taxation of Tax-Exempt Stockholders

Provided that a tax-exempt stockholder has not held its stock as “debt financed property” within the meaning of the Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute UBTI unless the tax-exempt stockholder has held its stock as debt financed property within the meaning of the Code or has used the stock in a trade or business. However, for a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2), the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” is treated as UBTI as to any trust that is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension held REIT” if it meets the following two tests:

(a) it would not have qualified as a REIT but for the provisions of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(b) either (i) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (ii) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts. Based on the current estimated ownership of our common and preferred stock, and as a result of certain limitations on transfer and ownership of common and preferred stock contained in our charter, we do not expect to be classified as a “pension held REIT.”

Taxation of Non-U.S. Stockholders.

Distributions. Distributions by us to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. stockholder in its stock will reduce the non-U.S. stockholder’s adjusted basis in its stock and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. stockholder in its stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. See “—Taxation of Non-U.S. Stockholders—Sale of Stock.”

We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions not designated as (or deemed to be) capital gain dividends made to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN with us, evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with us, claiming that the distribution is effectively connected income.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. stockholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. stockholder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the stock is effectively connected with the non-U.S. stockholder’s trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above, or

•	the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under FIRPTA, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent that their proportionate share of this tax paid by us was to exceed their actual U.S. federal income tax liability.

Sale of Stock. Gain recognized by a non-U.S. stockholder upon the sale or exchange of our stock generally would not be subject to U.S. taxation unless:

•	the investment in our stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain;

•	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Our stock will not constitute a U.S. real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

We believe that, currently, we are a domestically-controlled REIT and, therefore, that the sale of our stock would not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

Even if we do not qualify as a domestically-controlled REIT at the time a non-U.S. stockholder sells our stock, gain arising from the sale still would not be subject to FIRPTA tax if the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the shorter of the period during which the non-U.S. stockholder held such class or series of stock or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our stock was subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Backup Withholding Tax and Information Reporting

U.S. Stockholders. In general, information-reporting requirements will apply to payments of dividends on stock and payments of the proceeds of the sale of stock to some stockholders, unless an exception applies.

The payor will be required to withhold tax on such payments at the rate of 28% if (a) the payee fails to furnish a correct taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding or (b) the Internal Revenue Service notifies the payor that the TIN furnished by the payee is incorrect.

In addition, a payor of the dividends on the stock will be required to withhold tax at a rate of 28% if (a) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code or (b) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some stockholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Stockholders. Generally, information reporting will apply to payments of dividends on stock, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. stockholders, unless the non-U.S. stockholder satisfies the requirements necessary to be an exempt non-U.S. stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. stockholder of stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if the partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our preferred stock.

Tax Shelter Reporting

Under recently promulgated Treasury regulations, if a stockholder recognizes a loss with respect to shares of equity securities of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder may be required to file a disclosure statement with the Internal Revenue Service on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

For us to qualify as a REIT under the Code, no more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year, other than the first year for which we made an election to be treated as a REIT. For the purposes of this five or fewer requirement, individuals include the entities that are set forth in Section 542(a)(2), as modified by Section 856(h)(3), of the Code. Attribution rules in the Code determine if any individual constructively owns our capital stock under the five or fewer requirement.

In addition, if we, or one or more owners of 10% or more of our capital stock, actually or constructively own 10% or more of any of our tenants or a tenant of any partnership in which we are a partner, the rent that we receive either directly or through a partnership from the tenant generally will not be qualifying income for purposes of the REIT gross income tests under the Code. An exception to this 10% related party tenant rule applies in certain circumstances if the tenant qualifies as a “taxable REIT subsidiary” under the Code. A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year for which an election to be treated as a REIT has been made. Furthermore, to qualify as a “domestically-controlled REIT” under the Code, at least 50% of the shares of our capital stock must be beneficially owned by U.S. persons.

Primarily because our board of directors believes it is desirable for us to qualify as a REIT, our certificate of incorporation provides that no person may acquire additional shares if, as a result, any five beneficial owners of our capital stock would own more than 49.9% of our outstanding capital stock. As a result, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution rules of the Code, subject to limited exceptions, more than a specified percentage of our outstanding capital stock. Our board of directors currently has set this ownership limit at 9.225%.

Our board of directors, in its sole and absolute discretion, may grant an exemption from the ownership limit to a person if the person is not an individual, taking into account Section 856(h)(3)(A) of the Code, our board of directors receives from the person all representations and warranties that our board may require in its sole discretion, and the person agrees that any violation of the representations and warranties will result in the person being subject to our “excess stock” provisions, which are described below.

In 1996, our board of directors waived the ownership limit as to Cohen & Steers Capital Management, Inc. (“Cohen & Steers”), subject to Cohen & Steers’ continued compliance with certain restrictions relating to our qualification as a REIT. This ownership waiver was modified in October 2002 to permit Cohen & Steers to own our Series B Preferred Stock in an amount that, taken together with Cohen & Steers’ ownership of our common stock, would exceed the ownership limit, subject to Cohen & Steers’ continued compliance with certain restrictions relating to our qualification as a REIT.

Our board of directors has waived the ownership limit as to holders of our Series A preferred stock, subject to certain limitations relating to our qualification and taxation as a REIT.

Our board of directors also has waived the ownership limit as to Kan Am, one of our joint venture partners which, together with its affiliates, held approximately 8.48% of the units of the Operating Partnership as of September 30, 2003, and its affiliates, subject to limitations established in our certificate of incorporation to preserve our REIT status. This waiver, which was granted in exchange for Kan Am entering into a definitive agreement relating to Kan Am’s commitment to contribute additional funds for our development projects, also will apply to certain initial transferees of Kan Am and its affiliates, subject to continued compliance by Kan Am with its contribution obligations, to Kan Am’s compliance with certain first refusal rights in our favor, and to compliance by Kan Am and its affiliates and the transferees with the applicable restrictions relating to preservation of our REIT status.

The ownership attribution rules under the Code are complex and may cause capital stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, if an individual or entity acquires shares of our capital stock that amount to less than the ownership limit, or acquires an ownership interest in an entity that owns, actually or constructively, any shares of our capital stock, that individual or entity, or another individual or entity, could be considered to own constructively shares of our capital stock in excess of the ownership limit.

Our board of directors has the authority to increase the ownership limit from time to time. However, our board of directors does not have the authority to do so if, after giving effect to the increase, five beneficial owners of capital stock could beneficially own in the aggregate more than 49.9% of our outstanding capital stock.

In addition to imposing an ownership limit, our certificate of incorporation further prohibits:

•	any person from acquiring shares of our capital stock if, as a result of the acquisition, we would be “closely held” within the meaning of Section 856(h) of the Code,

•	any person from transferring shares of our capital stock if the transfer would result in shares of our capital stock being owned by fewer than 100 persons, and

•	any person from acquiring shares of our capital stock if such acquisition should cause us to fail to qualify as a “domestically-controlled REIT.”

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to notify us immediately and to provide us with information that we may request to determine the effect of the transfer on our status as a REIT.

If any intended transfer of shares of our capital stock or any other event would otherwise result in any person violating the ownership limit or the other restrictions in our certificate of incorporation, then the intended transfer will be void and of no force or effect as to the intended transferee for that number of shares that exceeds the ownership limit. The excess shares will be exchanged automatically for shares of “excess stock” that are non-voting and may not participate in distributions. In the case of any event, other than a transfer, that would cause a person to hold record title to any shares in excess of the ownership limit, the person will cease to own any right of interest in the shares that exceed the ownership limit. The excess shares held by that person will be exchanged automatically for shares of excess stock, effective as of the close of the business day immediately before the event causing the excess shares.

Pursuant to our certificate of incorporation, the excess stock will be transferred to us as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares ultimately are transferred. Those transferees also will be subject to the ownership limit. While held in trust, the excess stock will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for the stockholder vote, and will not be entitled to participate in any distributions made by us other than liquidating distributions. The original holder may designate, at any time the excess stock is held by us in trust, a beneficiary of the original holder’s interest in the trust, provided that:

•	the original holder may not receive a price for the excess stock that exceeds the price paid by the original holder, and

•	the designated beneficiary’s ownership of the capital stock represented by the excess stock will not exceed the ownership limit.

Immediately after the original holder designates a beneficiary or beneficiaries, shares of excess stock will be exchanged automatically for shares of capital stock out of the class or series from which the excess stock originally converted. In addition, we would have the right, for a period of 90 days during the time the excess stock is held by us in trust, to purchase from the original holder all or any portion of the excess stock. The purchase price payable would be the lower of (a) the price paid by the original holder and (b) the average closing market price for our capital stock on the date we make the purchase, or, if the capital stock being purchased is not being traded, the average of the last reported sales price of our capital stock on the ten days immediately preceding the date of our purchase. This 90-day period begins on the date of the violative transfer if the original holder notifies us in writing of the transfer, or the date our board of directors determines that a violative transfer has occurred if no notice is provided.

The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Code, shares of our capital stock in excess of the lesser of the ownership limit of 9.225%, or the percentage described in the rules and regulations under the Code, which is currently 5%, must notify us in writing within 30 days after December 31 of each year. Each written notice must state the person’s name and address, the number of shares beneficially owned and a description of how the shares are held. In addition, each holder of our capital stock must provide to us in writing, upon our request, information regarding the direct, indirect and constructive ownership of shares that will enable us to determine whether the ownership and transfer restrictions contained in our certificate of incorporation have been satisfied and to assess our continuing status as a REIT.

PLAN OF DISTRIBUTION

This prospectus relates to the possible offer and sale of up to 400,000 shares of the Series D preferred stock by certain holders if and to the extent that such holders tender up to 400,000 Preferred Units in exchange for our Series D preferred stock. The registration of such shares does not necessarily mean that any of the Preferred Units will be submitted for exchange or that such shares of our Series D preferred stock will be offered or sold by the recipients thereof.

Any of the selling stockholders may from time to time in one or more transactions, or a series of transactions, sell all or a portion of the Series D preferred stock on the NYSE, in the over-the-counter market, on any other national securities exchange on which our shares of common stock are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the Series D preferred stock from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NYSE. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling stockholder or from purchasers of the Series D preferred stock for whom they may act as agents. In addition, underwriters may sell the Series D preferred stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Series D preferred stock may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the Series D preferred stock may be sold include:

•	a block trade in which a broker-dealer engaged will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of the NYSE;

•	the writing of options, whether the options are listed on an options exchange or otherwise;

•	the settlement of short sales;

•	privately negotiated transactions; and

•	underwritten transactions.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the Series D preferred stock. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The selling stockholders may also transfer the Series D preferred stock by gift, partnership distribution or other non-sale related transfer, in which case the donees, transferees or other successors-in-interest will be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes any of the above actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged.

In connection with the distribution of the offered shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these hedging transactions, broker-dealers may engage in short sales of the Series D preferred stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the Series D preferred stock short and redeliver the offered shares to close out the short positions. The selling stockholders also may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the Series D preferred stock. The selling stockholders may also loan or pledge the Series D preferred stock to a broker-dealer, and the broker-dealer may sell the Series D preferred stock so loaned or, upon a default, the broker-dealer may effect sales of the offered shares that are pledged. In addition to the foregoing, the selling stockholders may enter into, from time to time, other types of hedging transactions. The selling stockholders and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

When a selling stockholder elects to make a particular offer of offered shares, this prospectus and a prospectus supplement, if required, may be distributed through the facilities of the NYSE under Rule 153 of the Securities Act. A prospectus supplement, if required, will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting underwriting compensation from the selling stockholder and any other required information. We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the offered shares, including

•	all registration and filing fees,

•	all fees and expenses incurred to comply with state securities or “blue sky” laws,

•	all printing expenses,

•	all fees incurred in connection with listing on any security exchange, and

•	all fees and disbursements of counsel and accountants for us.

The selling stockholders will pay

•	any underwriting discounts, sales and commissions,

•	fees and disbursements of counsel for the selling stockholders, and

•	transfer taxes, if any.

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the offered shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of offered shares in the market and to the activities of the selling stockholders and their affiliates.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any offered shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 under the Securities Act rather than pursuant to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The file number under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for our SEC filings is No. 1-12994. You may read and copy materials that we have filed with the SEC, including the registration statement, at the SEC’s public reference room:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can also read our SEC filings at the following address:

New York Stock Exchange

20 Broad Street

New York, New York 10005

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the SEC that are identified below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the offered securities to which this prospectus relates have been sold or the offering is otherwise terminated.

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2002 (filed on March 31, 2003).

2.	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 (filed on May 15, 2003), June 30, 2003 (filed on August 14, 2003 and September 30, 2003 (filed on November 14, 2003).

3.	Our current reports on Form 8-K (filed on January 22, 2003, January 30, 2003, February 11, 2003, February 21, 2003 (except for information furnished under Item 9), March 28, 2003, May 2, 2003, May 5, 2003, June 9, 2003, July 14, 2003, August 11, 2003, August 12, 2003, August 19, 2003, September 29, 2003, October 7, 2003, November 5, 2003 (except for information furnished under Item 12) and December 19, 2003).

4.	Our 2003 proxy statement (filed on April 29, 2003).

You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (703) 526-5000 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time:

Secretary

The Mills Corporation

1300 Wilson Boulevard, Suite 400

Arlington, Virginia 22209

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Current Report on Form 8-K filed with the SEC on June 9, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the Combined Statement of Certain Revenues and Certain Operating Expenses of Riverside Square included in our Current Report on Form 8-K/A filed with the SEC on January 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Statement of Certain Revenues and Certain Operating Expenses of Riverside Square is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing

Ernst & Young LLP, independent auditors, have audited the Combined Statements of Certain Revenues and Certain Operating Expenses of the Cadillac Fairview Properties included in our Current Reports on Form 8-K/A filed with the SEC on March 28, 2003 and August 11, 2003, as set forth in their reports, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Combined Statements of Certain Revenues and Certain Operating Expenses of the Cadillac Fairview Properties is incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the Statement of Certain Revenues and Certain Operating Expenses of the Del Amo Properties included in our Current Report on Form 8-K/A filed with the SEC on August 12, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Statement of Certain Revenues and Certain Operating Expenses of the Del Amo Properties is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the Statement of Certain Revenues and Certain Operating Expenses of the Great Mall of the Bay Area included in our Current Report on Form 8-K/A filed with the SEC on September 29, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Statement of Certain Revenues and Certain Operating Expenses of the Great Mall of the Bay Area is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Hogan & Hartson L.L.P. has provided its opinion as to the validity of the offered shares and as to certain tax matters described under the heading “Material Federal Income Tax Considerations.”

400,000 Shares

Series D Cumulative Redeemable Preferred Stock

PROSPECTUS

            , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$809
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	15,000
Printing Expenses	15,000
Miscellaneous	20,000

Total	$70,809

Item 15. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law (the “Delaware Law”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interest of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

Our Certificate of Incorporation and Bylaws provide for mandatory indemnification of directors and officers to the maximum extent permitted by the Delaware Law. We have obtained directors and officers liability insurance.

We have entered into indemnification agreements with each of our directors, some of whom are also our officers. Under these agreements, we have agreed to indemnify our directors to the fullest extent permitted by law for damages and expenses incurred in connection with actual or threatened legal proceedings related to the indemnified party’s service to us. We are obligated under these agreements to advance certain expenses to the indemnified parties as they are incurred, subject to reimbursement if it is subsequently determined that the indemnified party was not entitled to indemnification. We are also obligated to pay expenses incurred by an indemnified party in establishing a right to indemnification under the respective indemnification agreement. Although the indemnification agreements offer substantially the same scope of coverage afforded by the Certificate of Incorporation and the Bylaws, the agreements provide greater assurance to indemnified parties that indemnification will be available, because, as contracts, they cannot be modified unilaterally by the Board of Directors or by the stockholders to alter, limit or eliminate the rights they provide to the indemnified parties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions or otherwise, we have been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In addition, indemnification may be limited by state securities laws.

The Partnership Agreement of the Operating Partnership also provides for similar indemnification of us, in our capacity as the general partner of Operating Partnership, and our officers and directors, to the maximum extent provided by the Act.

Item 16. Exhibits

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, Commonwealth of Virginia, on December 22, 2003.

THE MILLS CORPORATION,
a Delaware corporation

By:	/s/ Laurence C. Siegel
Laurence C. Siegel
Chairman of the Board of
Directors, Chief Executive
Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on December 22, 2003:

Name	Title
/s/ Laurence C. Siegel Laurence C. Siegel	Chairman of the Board of Directors, Chief Executive Officer and President (principal executive officer)

/s/ Kenneth R. Parent Kenneth R. Parent	Chief Operating Officer

/s/ Mary Jane Morrow Mary Jane Morrow	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ James F. Dausch James F. Dausch	President, Development Division and Director

* Dietrich von Boetticher	Vice Chairman and Director

* John M. Ingram	Vice Chairman and Director

* Charles R. Black, Jr.	Director

* James C. Braithwaite	Director

* Joseph B. Gildenhorn	Director

* Harry H. Nick	Director

* Franz von Perfall	Director

* Robert P. Pincus	Director

* Cristina L. Rose	Director

* By:	/s/ Kenneth R. Parent
Kenneth R. Parent Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
(1)4.1	Registration Rights, dated as of March 26, 2003, between the Company, Ward W. Woods and Nebris Corporation.
*5.1	Opinion of Hogan & Hartson L.L.P. regarding legality of the shares.
*8.1	Opinion of Hogan & Hartson L.L.P. regarding certain tax matters.
*10.1	Limited Partnership Agreement of the Operating Partnership, as amended.
(2)10.1A	First Amendment to Limited Partnership Agreement of Operating Partnership.
(2)10.1B	Second amendment to Limited Partnership Agreement of Operating Partnership.
(3)10.1C	Third Amendment to Limited Partnership Agreement of Operating Partnership.
(1)10.1D	Fourth Amendment to Limited Partnership Agreement of Operating Partnership.
(1)10.1E	Fifth Amendment to Limited Partnership Agreement of Operating Partnership.
(4)10.1F	Sixth Amendment to Limited Partnership Agreement of Operating Partnership.
#23.1	Consent of Ernst & Young L.L.P.
*23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).
*23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1).
*24.1	Power of Attorney (filed as part of the signature page to the Registration Statement).

#	Filed herewith
*	Previously filed
(1)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(2)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2001.
(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.
(4)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2003.